U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25



                           Notification Of Late Filing
                                       of
               Form 10-KSB for Fiscal Year Ended December 31, 1998



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         Commission File Number 1-11860




Part I.  REGISTRANT INFORMATION.

                            FOCUS Enhancements, Inc.
                 (Name of Small Business Issuer in its Charter)

              Delaware                                     04-3186320
  (State or Other Jurisdiction of                       (I.R.S. Employer
  Incorporation or Organization)                        Identification No.)

                               600 Research Drive
                         Wilmington, Massachusetts 01887
                    (Address of Principal Executive Offices)
                                 (978) 388-5888
                (Issuer's Telephone Number, Including Area Code)

Part II. RULES 12B-25(B) AND (C).

The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

         (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

         (b) The subject Annual Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the due date.


Part III. NARRATIVE.

         FOCUS Enhancements, Inc. (the "Company") is unable to meet its filing requirement for the Form 10-KSB for the year ended December 31, 1998, without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is needed to complete the audit, the results of which will form the basis for the Company's Form 10-KSB and the financial disclosure to be contained therein. Additional time is required for the auditors to obtain from the Company and analyze additional financial data and information that are necessary to confirm and support the Company's financial statements and related financial disclosures as of and for the year ended December 31, 1998 and to review management's business plans for 1999. The additional data and information relate principally to the Company's acquisition and financing activities.

         The Company experienced significant delays in providing its auditors with certain data and information necessary for a timely completion of its year-end audit principally as a result of disruption to its business and operations caused by a relocation of the Company's executive offices and related facilities in February 1999. The relocation not only disrupted the Company's data processing systems and hindered the Company in its ability to access data and information for internal reporting and audit purposes, but also adversely affected the Company's human resources. The Company lost key personnel who were responsible for financial reporting functions in February, and other personnel, who would otherwise have been available to assist in those functions, were devoted to addressing the exigencies resulting from the office and facilities relocation. The delays caused by the Company's physical relocation were exacerbated by further delays resulting from the Company's acquisition of PC Video Conversion, Inc. in July of 1998 and adverse developments affecting the Company's sales channels in the fourth quarter of 1998. The consolidation and systems integration of PC Video Conversion took longer than the Company has experienced previously for similar types of acquisitions. This delayed the Company's inclusion of PC Video Conversion and the results of the acquisition in the Company's consolidated financial statements and related information for 1998. The adverse developments affecting the Company's sales channels, which will be described further in Management's Discussion and Analysis to be included in the Company's Form 10-KSB, resulted in the need for the Company to quantify and record significant charges in the fourth quarter. These developments and resultant charges delayed further the company's ability to finalize its 1998 financial statements and related financial disclosures.


Part IV. OTHER INFORMATION.

         (1) Name and telephone number of person to contact in regard to this notification:

                  Gary M. Cebula                  (978)        988-5888
                     (Name)                    (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

                     (X) Yes                                   ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report?

                     (X) Yes (see explanation below)           ( ) No

                  If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                  The Company had revenues of approximately $21,026,000 for the twelve-month period ended December 31, 1997, and had a net loss of approximately $2,000,000 for such period. The Company's financial statements for 1998 will reflect a consolidation of operations of the Company's subsidiary PC Video Conversion, Inc. and approximately nine months of operations of the Company's InVideo product line, which was acquired from Digital Video Conversion, Inc. Certain consequences of these acquisitions, as well as adverse developments in the Company's business activities during the fourth quarter of 1998, are expected to cause a significant adverse change in the Company's results of operations for the twelve months ended December 31, 1998, as compared to the prior year. Through the third quarter of 1998, the Company had reported revenues of approximately $19,930,000, an operating profit of approximately $1,615,000 and a net profit of approximately $1,448,000. However, the fourth quarter of 1998 will show a significant loss, which will result in the loss of approximately $13,100,000 for the year ended December 31, 1998. Until the audit is completed and all necessary adjustments are made to the Company's financial statements, revenue and net loss for the full year cannot be expressed with certainty.


         Focus Enhancements, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: March 31, 1999                        By /s/ GARY M. CEBULA
                                                ------------------
                                                Gary M. Cebula
                                                Vice President of
                                                Finance & Administration

                                AUDITOR'S LETTER



Wolf & Company, P.C.
One International Place
Boston, MA 02109

                                                     March 31, 1999

Securities and Exchange Commission
450 Fifth Street, N.S.
Washington, D.C.  20549



Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Focus Enhancements, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1998 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1998 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing as we are still in the process of obtaining and analyzing evidential matter pertaining to the Registrant's acquisition and financing activities and management's business plans for the fiscal year ending December 31, 1999. Therefore, we have not yet had sufficient time to complete the auditing procedure which we consider necessary in these circumstances.



Very truly yours,



/s/ Wolf & Company, P.C.